UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(a)

(Amendment No. 4)*

Talis Biomedical Corporation

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

87424L207**

(CUSIP number)

Alexandra A. Toohey

Chief Financial Officer

Baker Bros. Advisors LP

860 Washington Street, 3rd Floor

New York, NY 10014

(212) 339-5690

(Name, address and telephone number of person authorized to receive notices and communications)

October 8, 2024

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

(Continued on the following pages)

(Page 1 of 11 Pages)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

**On July 6, 2023, Talis Biomedical Corporation effected a 1-for-15 reverse split of its common stock and changed its CUSIP to 87424L207.

CUSIP No. 87424L207	Page 2 of 11 Pages

1.	NAMES OF REPORTING PERSONS Baker Bros. Advisors LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 2,506,716 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 2,506,716 (1)
	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,506,716 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65.6% (1)(2)
14.	TYPE OF REPORTING PERSON* IA, PN

(1)	Includes 1,990,481 shares of common stock (“Common Stock”) of Talis Biomedical Corporation (the “Issuer”) issuable upon the conversion of 29,857,222 shares of Series 1 Convertible Preferred Stock (“Series 1 Preferred”) of the Issuer and 6,333 shares of the Common Stock underlying 6,333 non-qualified options to purchase Common Stock (“Stock Options”) directly held by Felix J. Baker, a managing member of Baker Bros. Advisors (GP) LLC (the “Adviser GP), that are exercisable within 60 days and 1,579 Stock Options held by Dr. Raymond Cheong, a full-time employee of the Baker Bros. Advisors LP (the “Adviser”) that are exercisable within 60 days.
(2)	Based on 1,822,820 shares of Common Stock of the Issuer outstanding as of August 14, 2024, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on August 19, 2024.

CUSIP No. 87424L207	Page 3 of 11 Pages

1.	NAMES OF REPORTING PERSONS Baker Bros. Advisors (GP) LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 2,506,716 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 2,506,716 (1)
	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,506,716 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65.6% (1)(2)
14.	TYPE OF REPORTING PERSON* HC, OO

(1)	Includes 1,990,481 shares of Common Stock issuable upon the conversion of 29,857,222 shares of Series 1 Preferred and 6,333 shares of the Common Stock underlying 6,333 Stock Options directly held by Felix J. Baker, a managing member of the Adviser GP, that are exercisable within 60 days and 1,579 Stock Options held by Dr. Raymond Cheong, a full-time employee of the the Adviser that are exercisable within 60 days.
(2)	Based on 1,822,820 shares of Common Stock of the Issuer outstanding as of August 14, 2024, as reported in the Issuer’s Form 10-Q filed with the SEC on August 19, 2024.

CUSIP No 87424L207	Page 4 of 11 Pages

1.	NAMES OF REPORTING PERSONS Felix J. Baker
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 2,507,193 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 2,507,193 (1)
	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,507,193 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65.6% (1)(2)
14.	TYPE OF REPORTING PERSON* IN, HC

(1)	Includes 1,990,910 shares of Common Stock issuable upon the conversion of 29,863,674 shares of Series 1 Preferred and 6,333 shares of the Common Stock underlying 6,333 Stock Options directly held by Felix J. Baker, a managing member of the Adviser GP, that are exercisable within 60 days and 1,579 Stock Options held by Dr. Raymond Cheong, a full-time employee of the the Adviser that are exercisable within 60 days.
(2)	Based on 1,822,820 shares of Common Stock of the Issuer outstanding as of August 14, 2024, as reported in the Issuer’s Form 10-Q filed with the SEC on August 19, 2024.

CUSIP No. 87424L207	Page 5 of 11 Pages

1.	NAMES OF REPORTING PERSONS Julian C. Baker
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 2,507,193 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 2,507,193 (1)
	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,507,193 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65.6% (1)(2)
14.	TYPE OF REPORTING PERSON* IN, HC

(1)	Includes 1,990,910 shares of Common Stock issuable upon the conversion of 29,863,674 shares of Series 1 Preferred and 6,333 shares of the Common Stock underlying 6,333 Stock Options directly held by Felix J. Baker, a managing member of the Adviser GP, that are exercisable within 60 days and 1,579 Stock Options held by Dr. Raymond Cheong, a full-time employee of the the Adviser that are exercisable within 60 days.
(2)	Based on 1,822,820 shares of Common Stock of the Issuer outstanding as of August 14, 2024, as reported in the Issuer’s Form 10-Q filed with the SEC on August 19, 2024.

CUSIP No 87424L207	Page 6 of 11 Pages

1.	NAMES OF REPORTING PERSONS FBB Associates
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 401 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 401 (1)
	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 401 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.02% (1)(2)
14.	TYPE OF REPORTING PERSON (See Instructions) PN, OO

(1)	Includes 361 shares of Common Stock issuable upon the conversion of 5,420 shares of Series 1 Preferred.
(2)	Based on 1,822,820 shares of Common Stock of the Issuer outstanding as of August 14, 2024, as reported in the Issuer’s Form 10-Q filed with the SEC on August 19, 2024.

CUSIP No 87424L207	Page 7 of 11 Pages

1.	NAMES OF REPORTING PERSONS FBB3 LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 76 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 76 (1)
	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 76 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.004% (1)(2)
14.	TYPE OF REPORTING PERSON (See Instructions) OO

(1)	Includes 68 shares of Common Stock issuable upon the conversion of 1,032 shares of Series 1 Preferred.
(2)	Based on 1,822,820 shares of Common Stock of the Issuer outstanding as of August 14, 2024, as reported in the Issuer’s Form 10-Q filed with the SEC on August 19, 2024.

Amendment No. 4 to Schedule 13D

This Amendment No. 4 to Schedule 13D amends and supplements the previously filed Schedules 13D filed by Baker Bros. Advisors LP (the “Adviser”), Baker Bros. Advisors (GP) LLC (the “Adviser GP”), FBB Associates (“FBB”), FBB3 LLC (“FBB3”), Julian C. Baker and Felix J. Baker (collectively the “Reporting Persons”). Except as supplemented herein, such statements, as heretofore amended and supplemented, remain in full force and effect.

The Adviser GP is the sole general partner of the Adviser. Pursuant to the management agreements, as amended, among the Adviser, Baker Brothers Life Sciences, L.P. (“Life Sciences”) and 667, L.P. (“667”, and together with Life Sciences, the “Funds”), and their respective general partners, the Funds’ respective general partners relinquished to the Adviser all discretion and authority with respect to the investment and voting power over securities held by the Funds, and thus the Adviser has complete and unlimited discretion and authority with respect to the Funds’ investments and voting power over investments.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D, as amended. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 1.	Security and Issuer.

Item 1 of Schedule 13D is amended and restated in its entirety as follows:

The class of equity securities to which this statement on Schedule 13D relates is the common stock, par value $0.0001 per share (the “Common Stock”) of Talis Biomedical Corporation (the “Issuer”), a corporation organized under the laws of the State of Delaware. The address of the principal executive offices of the Issuer is 1375 West Fulton Market, Suite 700, Chicago, Illinois 60607. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. On July 6, 2023, the Issuer effected a 1-for-15 reverse split of its Common Stock

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of Schedule 13D is supplemented and amended, as the case may be, as follows:

The Reporting Persons may in the ordinary course of business hold securities in margin accounts maintained for the Funds with prime brokers, which extend margin credit as and when required, subject to applicable margin regulations, stock exchange rules and such firms’ credit policies.  Positions in securities may be pledged as collateral security for the repayment of debit balances in such accounts.

Item 4.	Purpose of the Transaction.

Item 4 of Schedule 13D is supplemented and amended, as the case may be, as follows:

Effective October 8, 2024, Dr. Raymond Cheong, a full-time employee of the Adviser, resigned from the board of directors (the “Board”) of the Issuer.

The Funds hold securities of the Issuer for investment purposes. The Reporting Persons or their affiliates may purchase additional securities or dispose of securities in varying amounts and at varying times depending upon the Reporting Persons’ continuing assessments of pertinent factors, including the availability of Common Stock or other securities for purchase at particular price levels, the business prospects of the Issuer, other business investment opportunities, economic conditions, stock market conditions, money market conditions, the attitudes and actions of the Board and management of the Issuer, the availability and nature of opportunities to dispose of securities of the Issuer and other plans and requirements of the particular entities. The Reporting Persons may discuss items of mutual interest with the Issuer’s Board, management and other investors, and other items in subparagraphs (a) through (j) of Item 4 Schedule 13D.

Depending upon their assessments of the above factors, the Reporting Persons or their affiliates may change their present intentions as stated above and may make suggestions to the management of the Issuer regarding corporate financing and strategy, and may acquire or dispose of securities of the Issuer (by means of open market transactions, privately negotiated transactions, exercise of some or all of the Series 1 Convertible Preferred (as defined in Item 5), Stock Options (as defined in Item 5) or otherwise). Except as otherwise disclosed herein, at the present time, the Reporting Persons do not have any plans or proposals with respect to any extraordinary corporate transaction involving the Issuer including, without limitation, those matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5 of this Schedule 13D is amended and restated in its entirety as follows:

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Amendment No. 4 are incorporated herein by reference.

Set forth below is the aggregate number of shares of Common Stock directly held by each of the Funds, which may be deemed to be indirectly beneficially owned by the Reporting Persons, as well as the shares of Common Stock that may be acquired upon conversion of Series 1 Convertible Preferred Stock of the Issuer (“Series 1 Preferred”) by the Funds.

Holder	Common Stock	Series 1 Preferred
667, L.P.	38,111	2,345,481
Baker Brothers Life Sciences, L.P.	470,212	27,511,741
Total	508,323	29,857,222

FBB directly holds 40 shares of Common Stock and 5,420 shares of Series 1 Preferred. FBB3 directly holds 8 shares of Common Stock and 1,032 shares of Series 1 Preferred.

Shares of Series 1 Preferred are convertible at the option of the holder without consideration (i) at any time on a 15-for-1 basis into Common Stock, (ii) at any time following the third anniversary of the closing of the IPO, on a 1-for-1 basis into shares of non-voting Series 2 Convertible Preferred Stock ("Series 2 Preferred") of the Issuer or (iii) upon consummation of any sale of Series 1 Preferred, each share of Series 1 Preferred shall automatically convert into Common Stock. Series 2 Preferred is convertible on a 15-for-1 basis into Common Stock subject to beneficial ownership limitations as described below. The Series 1 Preferred shall be entitled to the number of votes equal to the number of shares of Common Stock into which such shares of Series 1 Preferred could be converted.

The shares of Series 2 Preferred are only convertible to the extent that after giving effect to such conversion the holders thereof, together with their affiliates and any members of a Section 13(d) group with such holders, would beneficially own, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, no more than 4.99% of the outstanding shares of Common Stock (the “Beneficial Ownership Limitation”). By notice to the Issuer, the Funds may from time to time increase or decrease the Beneficial Ownership Limitation applicable to that Fund to any other percentage not in excess of 19.99%. Any such increase will not be effective until the 61st day after such notice is delivered to the Issuer. As a result of this restriction, the number of shares that may be issued upon conversion of the shares of Series 2 Preferred by the above holders may change depending upon changes in the number of outstanding shares of Common Stock. The Series 2 Preferred shall have no right to vote on any matter related to the appointment, election or removal of the directors of the Issuer.

Felix J. Baker, as compensation for his previous service on the Board was granted 6,333 non-qualified options to purchase Common Stock (“Stock Options”) under the Issuer’s 2021 Equity Incentive Plan at an exercise price of $15.00 per share, which expire on June 10, 2032, all of which are vested as of the date of this filing.

Dr. Cheong, as compensation for his previous service on the Board was granted 1,579 Stock Options under the Issuer’s 2021 Equity Incentive Plan at an exercise price of $7.5705 per share, which expire on June 9, 2033, all of which are vested as of the date of this filing.

Felix J. Baker and Dr. Cheong previously served on the Board as representatives of the Funds. The policy of the Adviser to the Funds does not permit managing members of the Adviser GP or full-time employees to receive compensation for serving as directors of the Issuer, and the Funds are instead entitled to the pecuniary interest in any compensation received for their previous service.

The Adviser GP, Felix J. Baker and Julian C. Baker as managing members of the Adviser GP, and the Adviser may be deemed to be beneficial owners of securities of the Issuer directly held by the Funds.

Julian C. Baker and Felix J. Baker are also the sole managers of FBB3 and by policy they do not transact in or vote the securities of the Issuer held by FBB3.

Julian C. Baker and Felix J. Baker are also the sole partners of FBB and as such may be deemed to be beneficial owners of securities owned by FBB and may be deemed to have the power to vote or direct the vote and dispose or direct the disposition of those securities.

The Adviser has voting and investment power over the Stock Options, Common Stock and Common Stock underlying such Stock Options and Common Stock received from the exercise of Stock Options by Felix J. Baker and Dr. Cheong received as directors’ compensation for their previous service on the Board. The Adviser GP, and Felix J. Baker and Julian C. Baker as managing members of the Adviser GP, may be deemed to have the power to vote or direct the vote of and the power to dispose or direct the disposition of the Stock Options, Common Stock, Common Stock received from the exercise of Stock Options and Common Stock underlying such Stock Options held by Felix J. Baker and Dr. Cheong received as director’s compensation for their previous service on the Board.

(c) The information set forth in Item 4 is hereby incorporated by reference into this Item 5(c). Except as disclosed herein, none of the Reporting Persons or their affiliates has effected any other transactions in securities of the Issuer during the past 60 days.

(d) Certain securities of the Issuer are held directly by 667, a limited partnership the sole general partner of which is Baker Biotech Capital, L.P., a limited partnership the sole general partner of which is Baker Biotech Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the managing members of Baker Biotech Capital (GP), LLC.

Certain securities of the Issuer are held directly by Life Sciences, a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital, L.P., a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the managing members of Baker Brothers Life Sciences Capital (GP), LLC.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 10, 2024

BAKER BROS. ADVISORS LP

By:	Baker Bros. Advisors (GP) LLC, its general partner

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing Title: President

BAKER BROS. ADVISORS (GP) LLC

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing Title: President

/s/ Julian C. Baker
Julian C. Baker

/s/ Felix J. Baker
Felix J. Baker

FBB3 LLC

/s/ Julian C. Baker
Name: Julian C. Baker
Title: Manager

FBB Associates

/s/ Julian C. Baker
Name: Julian C. Baker
Title: Partner